April 16, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Sonia Bednarowski

Re:                             Millendo Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 5, 2019

File No. 333-230749

Acceleration Request

Requested Date: April 18, 2019

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-230749), as amended (the “Registration Statement”), to become effective on April 18, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Nicole Brookshire, Miguel J. Vega and Daniel Goldberg of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP at (617) 937-2357.

[Signature page follows]

Very truly yours,

Millendo Therapeutics, Inc.

By:	/s/ Louis J. Arcudi, III

Louis J. Arcudi, III
Chief Financial Officer

cc:                                Nicole Brookshire, Cooley LLP

Miguel J. Vega, Cooley LLP

Daniel Goldberg, Cooley LLP

Darah Protas, Cooley LLP